FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                   6 July 2004


                                File no. 0-17630


                             CRH - Trading Statement



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Trading Statement




                     N  E  W  S        R  E  L  E  A  S  E


                                                                   6th July 2004


                    CRH PLC PRE-CLOSE INTERIM TRADING UPDATE


CRH plc, the international building materials group, is issuing this trading update for the half-year ending 30th June 2004, in advance of its closed period. The Interim results for the six months ending 30th June 2004 are due to be announced on Tuesday, 31st August 2004.


Overview

Our AGM statement issued on 5th May 2004 indicated that the year had started well with more normal seasonal weather patterns in Northern Europe and North America than in 2003 and a continuing good level of acquisition activity across our operations. Generally favourable trading has continued through May and June and 2003 acquisitions are contributing well. After an adverse currency translation effect of euro 4 million, CRH expects to report pre-tax profits for the six months to 30th June 2004 approximately euro 100 million ahead of 2003's weather affected euro 161 million.


Republic of Ireland

In Ireland, residential construction grew strongly in the first half while commercial and industrial activity remained flat. After the expected slow start, infrastructure activity has accelerated in recent months. While first half volumes overall show a satisfactory increase on 2003 levels, prices have failed to compensate fully for cost increases.

As a result, while first half operating profits will be similar to 2003 levels, margins are likely to show a modest decline.


Britain and Northern Ireland

Although first-half Ibstock brick volumes were slightly below 2003 levels, consistent with the market, further price improvements were achieved. Our UK concrete products activities enjoyed good demand. In the Materials Division, our Northern Ireland operations saw higher activity in the housing and infrastructure markets and benefited from a strong performance in the construction division.

Underlying organic profit improvements combined with a slight strengthening of Sterling is expected to result in a modest first half profit advance in euro terms.


Mainland Europe - Materials

More normal 2004 weather conditions in Northeast Europe have resulted in a much better demand backdrop for our Materials operations than in the first half of 2003. Our Polish cement operations had a particularly strong start to the year and demand post the 1st May VAT increase on building materials has continued at a satisfactory level. Finland has also benefited from better early weather conditions. In Switzerland we have enjoyed ongoing strong demand from major tunnelling works and a good initial contribution from Hastag which was acquired in January. Although readymixed concrete volumes in Spain declined in the first half, price improvements and cost efficiencies should give a similar outcome.

Overall, first half profits from Mainland Europe-Materials will show a substantial improvement on 2003 levels.


Mainland Europe - Products and Distribution

The Products & Distribution Division in Mainland Europe continued to experience subdued markets in the first half but benefited from internal improvement and strong contributions from the record 2003 development spend; as a result, first half operating profits will show a significant advance on 2003.

The Concrete Products Group saw some recovery in residential demand in the Benelux and enjoyed good first-time contributions from 2003 acquisitions. The Sand Lime Brick Group acquired as part of the Cementbouw transaction has performed strongly in the first half. Our Clay Products Group had improved results in continuing tough markets. Operating profits in the Insulation Group increased aided by a strong performance in Poland and inclusion of Unidek acquired in October 2003. In the Building Products Group our Fencing & Security business benefited from 2003 acquisitions while Daylight & Ventilation profits improved in continuing difficult markets. Meanwhile, the Concrete Accessories group formed following the acquisition of Plakabeton in April 2003, has met our expectations. Our Cementbouw Joint Venture in materials trading and readymixed concrete in the Netherlands experienced weaker infrastructure markets. The Distribution Group progressed well with underlying improvements and a significant contribution from the former Cementbouw distribution operations.


The Americas - Materials

Overall, early season activity in this Division was broadly in line with expectations and seasonal US$ trading losses were lower than in 2003. We have entered the seasonally more important second half of the year with strong backlogs.

In New England activity picked up in May and June after a slow start. Our New York/New Jersey operations turned in a better performance against a background of more normal weather conditions than in 2003. In the Central region experience was mixed, with good early demand in Ohio and Pennsylvania largely offset by a weak start in Michigan and the inclusion of first time seasonal winter losses from S.E. Johnson, which was acquired in May 2003. In the West our operations enjoyed a good start to the season with across the board improvements in this large geographical region.


The Americas - Products & Distribution

The Products & Distribution Division has had a very strong first half with residential construction continuing at a good level and ongoing evidence of a recovering non-residential construction sector.

The improved Precast Group performance evident in the second half of 2003 has continued into 2004, particularly reflecting the benefits of operating cost reductions implemented in recent years. The Architectural Products Group capitalised on good first half demand for retail and hardscape products, and also delivered improvement at its Glen Gery brick operation and good incremental contributions from its active 2003 acquisition programme. In modestly improving non-residential markets, underlying profits in the Glass Group increased somewhat on last year's levels. The Distribution Group continued to build on the progress of recent years and, with the benefit of strong markets in the Northeast, delivered improved margins.


Development

First half acquisition and investment expenditure amounted to approximately euro 700 million. This included the acquisition of a 49% stake in Secil, a leading Portuguese cement and concrete products producer, as well as 20 other small to medium-sized acquisitions announced in today's first half Development Strategy Update released in conjunction with this trading update.


Financial

The Group's cash flow and financial position remains strong and, while acquisition activity will result in a higher first half interest charge, EBITDA/ net interest cover for the 12 months to end June 2004 will be approximately 13 times.


Outlook

In the US, the economy and overall construction market continue to improve although, as always, there are regional variations. Economies in Europe, though generally subdued, are showing signs of progress. Risks and challenges remain, particularly with continued high energy prices, and we maintain our focus on operational performance and the recovery of higher input costs.

A continuation of the current US$/euro exchange rate of $1.23 would result in a full year average rate of $1.23 (2003: $1.1312). This, combined with other lesser currency effects, would have an adverse full year impact of approximately EUR 32 million on pre-tax profits compared with 2003, predominantly arising in the second half of the year.

Our second half performance last year was boosted by catch up from a weather affected first half and provides a challenging base for comparison. However, CRH has had a strong first half in 2004, and we anticipate that full year profit before tax will show a healthy advance on the reported 2003 level of euro 864 million.

This trading Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this trading update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analyst's conference call at 8.00 a.m. BST on 6 July 2004 to discuss this statement and the accompanying Development Strategy Update. The dial-in number is +44 20 7162 0125. A recording of the conference call will be available from 10.30 a.m. BST on 6 July 2004 by dialling +44 20 8288 4459. The security code for the replay will be 923252.




Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive
Myles Lee Finance Director
Maeve Carton Group Controller




CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

    E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                            Square, Dublin 2, Ireland






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date: 6 July 2004
                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director